Exhibit 99.1

KIMBER RESOURCES INC

Security Holder Account Number

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Form of Proxy - Annual General Meeting to be held on December 7, 2005

This Form of Proxy is solicited by and on behalf of Management. Notes to proxy

1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

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Proxies submitted must be received by 1:30 pm, Pacific Time, on December 5, 2005

06OC05069.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Kimber
Resources Inc. (the "Company") hereby appoints:	OR
Robert V. Longe, a Director of the Company, or failing
this person, Michael E. Hoole, a Director of the

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Kimber Resources Inc. to be held at The Metropolitan Hotel (Pacific Room), 645 Howe Street, Vancouver,

British Columbia on December 7, 2005 at 1:30 PM (Pacific Time) and at any adjournment thereof.
1. Election of Directors
For Withhold

01. To elect as a Director, R. Dennis Bergen 02. To elect as a Director, James Puplava

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2. Appointment of Auditors To appoint D & H Group LLP as Auditors of the Company.
For
Withhold
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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s
Financial Statements Request	Interim Financial Reports	Annual Reports

Mark this box if you would like to
In accordance with securities regulations,	receive interim financial reports by	Mark this box if you
shareholders may elect annually to receive financial	mail. You may also register online to	DO NOT want to
statements, if they so request. If you wish to receive	receive financial statements at	receive the Annual
such mailings, please mark your selection.	www.computershare.com/ca/mailinglis	Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.

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